CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC

1111 Louisiana Street

Houston, Texas 77002

September 4, 2025

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Structured Finance

Attention: Komul Chaudhry and Kayla Roberts

RE:	CenterPoint Energy Houston Electric, LLC
CenterPoint Energy Restoration Bond Company II, LLC
Registration Statement on Form SF-1
File Nos. 333-288206 and 333-288206-01

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CenterPoint Energy Houston Electric, LLC, and CenterPoint Energy Restoration Bond Company II, LLC, hereby request that the effective date of the Registration Statement referred to above be accelerated so that the same will become effective on September 8, 2025 at 9:00 a.m. E.D.T., or as soon as practicable thereafter.

Please call Timothy S. Taylor of Baker Botts L.L.P. at (713) 229-1184 as soon as the registration statement has been declared effective.

Very truly yours,

CenterPoint Energy Houston Electric, LLC

By:	/s/ Jesus Soto, Jr.
Name:	Jesus Soto, Jr.
Title:	President and Chief Executive Officer

cc:	Timothy S. Taylor, Baker Botts L.L.P.
Monica Karuturi, CenterPoint Energy, Inc.